Exhibit 99.1

Alpha Technology Group Limited (Nasdaq: ATGL) Partners with Wai Yuen Tong Medicine Co. Ltd. to Launch Revolutionary AI + Blockchain Traceability System for Traditional Chinese Medicine

Landmark collaboration debuts world’s first AI-powered blockchain provenance platform for traditional medicine, establishing a new industry benchmark for transparency and consumer trust

HONG KONG – June 16, 2026 – Alpha Technology Group Limited (Nasdaq: ATGL), a Nasdaq-listed leader in AI-powered enterprise solutions, today announced a strategic partnership with Wai Yuen Tong Medicine Co. Ltd. (位元堂), the renowned 129-year-old traditional Chinese medicine institution, to launch an innovative AI + Blockchain Traditional Medicine Traceability System. This pioneering initiative represents the first commercial deployment of end-to-end blockchain-based medicinal material provenance in the traditional Chinese medicine (TCM) industry.

A Milestone for Blockchain Adoption in Traditional Medicine

As the inaugural adopter of Alpha Technology Group’s proprietary blockchain infrastructure, Wai Yuen Tong’s participation marks a watershed moment for distributed ledger technology in traditional healthcare. The system integrates ATGL’s AI-driven data analytics with immutable blockchain recording to deliver unprecedented transparency across the entire medicinal supply chain—from raw herb sourcing and GMP-certified manufacturing to final retail distribution.

“Wai Yuen Tong’s decision to be the first to launch our blockchain traceability platform is a powerful validation of our technology and a significant milestone for the broader blockchain industry,” said a spokesperson for Alpha Technology Group. “When a heritage brand with over a century of pharmaceutical excellence and GMP international certification chooses to anchor its product trust on our blockchain, it demonstrates that distributed ledger technology has evolved from concept to mission-critical business infrastructure.”

Restoring Trust Through Technology

The AI + Blockchain system directly addresses one of the most pressing challenges in the traditional medicine market: provenance verification. By combining blockchain’s immutable ledger with AI-powered quality analytics, the platform enables:

●	Full Source Traceability: Every medicinal ingredient’s origin, harvest date, processing method, and quality certification is permanently recorded on-chain.

●	Anti-Counterfeiting Protection: Consumers can instantly verify product authenticity via blockchain-verified certificates.

●	Quality Assurance Integration: Direct linkage to Wai Yuen Tong’s professional manufacturing processes and international quality standards.

●	Consumer Confidence: End-to-end transparency that bridges traditional pharmaceutical wisdom with modern accountability.

Heritage Meets Innovation

Founded in 1897 during the reign of the Guangxu Emperor and formally established in Hong Kong in 1980, Wai Yuen Tong has built its reputation and trust through the ethos of “manufacturing medicine with sincerity and dedication, advancing forward with credibility.” The company’s state-of-the-art, 21,000 square meters GMP-certified manufacturing facility in Yuen Long—one of Hong Kong’s largest automated Chinese patent medicine production plants—now serves as the first production environment secured by ATGL’s blockchain infrastructure.

“For 129 years, Wai Yuen Tong has been committed to earning patient trust through uncompromising quality,” said a representative of Wai Yuen Tong. “By partnering with Alpha Technology Group to implement blockchain traceability, we are not only honoring our heritage of transparency—we are future-proofing it. Our customers deserve to know, with absolute certainty, that every granule in their medicine originates from authentic sources and meets the highest standards.”

An Open Invitation to the Industry

Alpha Technology Group and Wai Yuen Tong jointly invite pharmaceutical manufacturers, distributors, and retailers across the traditional medicine and broader healthcare sectors to adopt this blockchain traceability standard. The platform is designed for interoperability, enabling multiple brands to create a unified ecosystem of trust that benefits the entire industry—and ultimately, the end consumer.

“Blockchain’s true value is realized when it becomes a network, not just a node,” added the ATGL spokesperson. “Wai Yuen Tong has lit the beacon. We welcome all medicine companies who share our vision of transparent, trustworthy healthcare to join this ecosystem and provide their customers with the same level of confidence and security.”

About Alpha Technology Group Limited (Nasdaq: ATGL)

Alpha Technology Group Limited is a Nasdaq-listed technology company providing comprehensive IT solution services, including the development of customized customer relationship management (CRM) and enterprise resource planning (ERP) systems, as well as web and mobile applications. The company specializes in AI-related services, primarily AI-empowered optical character recognition (AI-OCR). Based on customers’ operational needs, ATGL delivers fine-tuning and prompt engineering services using open-source large language models (LLMs) to create tailor-made LLMs that can be hosted in private environments. AI-OCR is one of the company’s major AI applications built on open-source LLMs. ATGL combines these capabilities with blockchain infrastructure to deliver secure, transparent, and efficient business systems across healthcare, logistics, and enterprise operations.

About Wai Yuen Tong Medicine Co. Ltd.

Established in 1897 and headquartered in Hong Kong, Wai Yuen Tong is a leading traditional Chinese medicine enterprise with almost 80 retail locations across Hong Kong and mainland China and has the biggest Chinese Medicine Practitioners Network in Hong Kong. Operating one of Hong Kong’s largest GMP-certified Chinese medicine manufacturing facilities, the company produces a comprehensive range of traditional medicines and health supplements, including its signature Young Yum Pills, Angong Niuhuang Wan and Hou Tsao Powder.